UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

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OMB Number:	3235-0058

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SEC FILE NUMBER 0-23588

CUSIP NUMBER 703 578 104

(Check One):	/ / Form 10-K	/ / Form 20-F	/ / Form 11-K	/x/ Form 10-Q	/ / Form N-SAR

	For Period Ended:		November 30, 2001
/ / Transition Report on Form 10-K
/ / Transition Report on Form 20-F
/ / Transition Report on Form 11-K
/ / Transition Report on Form 10-Q
/ / Transition Report on Form N-SAR
For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I—Registrant Information
Paul-Son Gaming Corporation Full Name of Registrant
Former Name if Applicable
1700 S. Industrial Road Address of Principal Executive Office (Street and Number)
Las Vegas, Nevada 89102 City, State and Zip Code

Part II—Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

/x/ (a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
/x/ (b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth
/x/ (c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III—Narrative

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed period. (Attach Extra Sheets if Needed)

  The registrant was unable to incorporate certain financial information in its Quarterly Report on Form 10-Q prior to the prescribed filing date without unreasonable effort and expense.

Part IV—Other Information

(1)	Name and telephone number of person to contact in regard to this notification.

Eric P. Endy (Name)	(702) (Area Code)	384-2425 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
/x/ Yes / / No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
/x/ Yes / / No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

After additional consultation and research, the Company's auditors have advised the Company, and the Company has concluded, that certain transactional costs incurred during the past year related to its negotiations of a potential business combination with Etablissements Bourgogne et Grasset should have been expensed as incurred and will require a restatement of certain prior periods. Previously, such costs were capitalized. When these adjustments are made, the Company currently expects the following changes to the previously reported results will be made:

For the quarter ended November 30, 2001, the corrected net loss is expected to be approximately $579,000, or $0.17 per share, compared to $329,000, or $0.10 per share, reported in the inadvertently issued January 14, 2002 press release.
For the quarter ended August 31, 2001, the restated net loss is expected to be approximately $308,000, or $0.09 per share, compared to the previously reported net loss of $281,361, or $0.08 per share.

For the six months ended November 30, 2001, the restated net loss is expected to be approximately $888,000, or $0.26 per share, compared to the previously announced net loss of $610,000, or $0.18 per share.

For the fiscal year ended May 31, 2001, the restated net loss is expected to be approximately $1,172,000, or $0.34 per share, compared to the previously reported net loss of $928,014, or $0.27 per share.
All per share amounts reflect basic and diluted per share amounts.

The Company currently anticipates that it will file a restated and amended SEC Form 10-Q/A for the quarter ended August 31, 2001 and Form 10-K/A for the fiscal year ended May 31, 2001 to reflect the above restatements, as well as the delayed Form 10-Q for the quarter ended November 30, 2001.

This Form 12b-25 may contain certain forward-looking statements which are subject to change. The actual events may differ materially from those described in any forward-looking statements based on further review of the Company's results by the Company and its auditors. Additional information concerning potential factors that could affect the Company's financial results are included in the Company's Form 10-K for the year ended May 31, 2001.

Paul-Son Gaming Corporation (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	January 15, 2002	By	/s/ ERIC P. ENDY

Eric P. Endy, Chairman of the Board, Treasurer, and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.
This form is required by Rule 12b-25 (17 CFR 240, 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.
One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of public record in the Commission files.

3.
A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.
Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.
Electronic Filers .    This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this Chapter).